Exhibit 99.1

RICHMONT MINES INC.

Code of Ethics for Financial Reporting Individuals
(Last Revision: February 13, 2012)

1.	Purpose of the Code

The purpose of this code is to define standards applicable to the President and Chief Executive Officer, the Vice President, Operations, the Director, Finance, the Mining Directors, the Chief Accountants, the purchasers and any other person performing similar functions (the “Financial Reporting Individuals”) at Richmont Mines Inc. (the “Corporation”) in order to promote:

1.1	honest and ethical conduct;

1.2	avoidance of conflicts of interest, whether actual or apparent;

1.3

full, fair, accurate, timely and understandable disclosure in financial statements, reports and documents that the Corporation files with, or submits to, shareholders, securities authorities, as well as in other public communications made by the Corporation;

1.4	compliance with various legislations and regulations applicable to the Corporation;

1.5	prompt internal disclosure of any violation of this code; and

1.6	accountability for any failure to respect this code.

2.	Honest and Ethical Conduct

Financial Reporting Individuals are vested with both the responsibility and authority to protect, balance and preserve the interests of all of the Corporation’s stakeholders, including shareholders, clients, employees and suppliers. Financial Reporting Individuals fulfill this responsibility by prescribing and enforcing the policies and procedures employed in the operation of the Corporation’s financial organization and by exhibiting and promoting the highest standards of honest and ethical conduct.

In respect of the latter, Financial Reporting Individuals shall:

  not abuse their position to obtain advantage for themselves, family members or close associates or demonstrate any abuse of authority;

  refrain from engaging in conduct which would discredit and/or compromise the integrity of the Corporation, including: neglect of duty, deceit, breach of confidence, corrupt practices and unlawful or unnecessary breaches of authority;

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  serve loyally, without self-interest and free from conflicts with other commitments including advocacy or interest groups and memberships on boards of other companies or as an employee of other companies; and

  avoid any conflict of interest with respect to their fiduciary responsibilities.

3.	Precautions, Rules and Obligations in Case of Conflicts of Interest

Generally, the Financial Reporting Individuals must not place themselves in any situation of conflict of interest, whether actual or apparent, nor take into consideration, in the performance of their functions, interests that are not exclusively the best interests of the Corporation. The following guidelines describe more precise rules in this regard. However, these rules are not exhaustive and must not be interpreted so as to restrict the general rule.

Every Financial Reporting Individual must disclose, in writing and promptly to his immediate superior and to the Chairman of the Audit Committee:

3.1

any position or function that he holds as an officer, director or employee with any other companies, non-profit organizations and corporations, and other public and para-public organizations or institutions;

3.2	any business relationship he has with clients, suppliers or competitors of the Corporation, other than as a Financial Reporting Individual of the Corporation;

3.3

any relationship he has with persons working for any external auditor of the Corporation, or any of its subsidiaries, other than relationships directly and exclusively related to the performance of the external audit mandates;

3.4

any business relationship which the companies and organizations in which he holds an interest (“Related Corporations”) – whether directly or through a holding or management company, a family member or an associate, as shareholder, lender, creditor, debtor, investor – may have with the Corporation, its subsidiaries, as well as with clients, suppliers or competitors of the Corporation, save that no disclosure is required in cases where the related corporation is a public company in which he holds no more than 5%;

3.5	all business relationships he has with the Corporation or its affiliates, other than as a Financial Reporting Individual of the Corporation;

3.6

any profit that he or a member of his family, is likely to derive from a transaction concluded or planned by the Corporation with a third party, other than in his capacity as a shareholder of the Corporation;

3.7

any circumstance or event susceptible of rendering him unable to fulfill his functions in conformity with job description and objectives, laws, regulations and policies of the Corporation, or that could materially affect the reputation or the best interest of the Corporation; and

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3.8

any circumstance, fact or event involving the Corporation, a director, an officer, or any other person, that is likely to materially and negatively affect the reputation or best interests of the Corporation.

For the purpose of this code, conflict of interest means every situation in which a Financial Reporting Individual could be inclined to favour his own interests or those of a third parly in a manner that is contrary or in preference to the interests of the Corporation. A situation of apparent conflict of interest can be just as harmful, as it is likely to spread doubt among the shareholders of the Corporation, among the public, as ore even within the Corporation itself.

4.	Financial Records and Compliance

4.1

All financial data must be gathered, compiled, and treated by the Financial Reporting Individuals with rigour and integrity, in order to give a fair, true and accurate picture of the financial situation of the Corporation.

4.2	All reports and financial statements must be set out in a complete, fair, accurate, comprehensive and timely manner.

4.3

In the performance of their functions, the Financial Reporting Individuals must comply with the laws and regulations applicable to the Corporation, the Generally Accepted Accounting Principles (GAAP) in Canada and the U.S. and the IFRS, by means of financial statement note reconciliation disclosure, the rules prescribed by regulatory authorities having jurisdiction over the activities of the Corporation, in particular the U.S. Securities and Exchange Commission, and the policies of the Corporation.

5.	Procedure and Sanctions

5.1

In any case where a more specific procedure has not been established in this code or other official communication of the Corporation, any questions related with the application of the present code must be submitted to the Director, Finance of the Corporation or to the person appointed by her for such purpose.

5.2

A Financial Reporting Individual who has knowledge of any violation of this code must bring such violation to the attention of his/her immediate superior and, if this violation is not corrected by the immediate superior, to the next immediate superior, and so on up the hierarchy of authority, up to including Audit Committee, if necessary, until the issue is resolved.

5.3	Every violation of this code shall be disclosed to the Audit Committee in a timely manner.

5.4	Any Financial Reporting Individual who does not comply with this code is subject to disciplinary sanctions that could go as far as the termination of his employment.

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5.5

Under no circumstances shall the action of raising questions regarding the applicable procedure for the treatment of accounting data be considered a motive for disciplinary sanctions or the termination of employment of the Financial Reporting Individual who raises such questions.

5.6

The rules set out in this code are not exhaustive and shall not be interpreted so as to other policies and rules applicable to the employees of the Corporation including the Financial Reporting Individuals, save in cares where there is a direct contradiction in which case this code shall prevail. In like fashion this code shall not be interpreted so as to impede the normal supervisory functions of Financial Reporting Individuals.

6.	Certificate, Review and Disclosure

6.1

Each Financial Reporting Individual shall sign a certificate undertaking to comply with this code in the form attached as Schedule “A” and shall file said certificate with the lawyer of the Corporation, and shall have after execute a new certificate each year.

6.2	The Audit Committee shall review and reassess the adequacy of this code annually and otherwise as it deems appropriate, and propose recommended changes to the Board of Directors.

6.3	All amendments to and waivers of this code shall be disclosed by the Corporation in conformity with applicable legal and regulatory requirements.

This Code of Ethics for Financial Reporting Individuals was adopted by the Board of Directors of Richmont Mines Inc. on the 14th day of June, 2004,Revised on February 1st, 2011 and Revised on February 13, 2012.

By order of the Board of Directors
RICHMONT MINES INC.

SCHEDULE « A »
Code of Ethics for Financial Reporting Individuals

CERTIFICATE

I, undersigned, ____________________________ of Richmont Mines Inc., have read the Specific Code of Ethics governing Financial Reporting Individuals (the “Code”) and understand its terms.

I endorse the standard of conduct set out in the Code and undertake to comply with the Code.

I further agree to speak to the Financial Director if I have any concerns about a possible breach of the Code.

Signature of the Employee

Date:

Signature of superior:

Date:

Name of superior: